

COEUR
THE PRECIOUS METALS COMPANY

IMPORTANT SPECIAL MEETING OF SHAREHOLDERS

Dear Fellow Coeur Shareholder:

As you may know, on May 3, 2007, the boards of directors of Coeur d'Alene Mines Corporation, Bolnisi Gold NL and Palmarejo Silver and Gold Corporation, as well as a special committee of independent directors of the Palmarejo board of directors, unanimously approved definitive merger agreements, which will create the world's undisputed leader in silver. **Before we can complete the merger, we must obtain the approval of the shareholders of all three companies and we are writing to recommend that you vote FOR the merger.**

Under the terms of the merger agreement, Coeur will acquire all of the shares of Bolnisi, and all of the shares of Palmarejo not owned by Bolnisi, in a transaction valued at approximately US$1.1 billion. Upon closing, Bolnisi shareholders will receive 0.682 Coeur shares for each Bolnisi share they own and Palmarejo shareholders will receive 2.715 Coeur shares for each Palmarejo share they own. In order to consummate the transaction, Coeur will issue a total of approximately 261 million new shares. In addition, Bolnisi and Palmarejo shareholders will receive a nominal cash payment equal to A$0.004 (US$0.003) per Bolnisi share and C$0.004 (US$0.003) per Palmarejo share.

YOUR VOTE IS IMPORTANT

Your vote is extremely important regardless of the number of shares you own. Whether or not you plan to attend the meeting, please submit your enclosed proxy at your earliest convenience. Internet and telephone voting options are also available and easy to follow instructions may be found on your proxy.

Your board of directors unanimously recommends that you vote "FOR" the adoption of an amendment to Coeur's articles of incorporation to increase the authorized number of shares and "FOR" the issuance of the shares required to implement the merger transaction. Approval of each of these proposals is a condition to completion of the transaction.

If you have any questions or require any assistance voting, please call D.F. King & Co., Inc., which is assisting your Company, (toll-free) at (800) 901-0068 or (collect) at (212) 269-5550.

Thank you for your cooperation and continued support.

On behalf of Coeur's board of directors,

Dennis E. Wheeler
Chairman, President and Chief Executive Officer
Coeur d'Alene Mines Corporation

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a touch-tone telephone: **1-800-454-8683**	Access the Website and cast your vote: **www.proxyvote.com**	Sign and return your proxy in the postage-paid envelope provided.